UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40212

Connect Biopharma Holdings Limited
(Translation of registrant's name into English)

12265 El Camino Real, Suite 350
San Diego, CA 92130, USA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

In May 2023, Connect Biopharma Holdings Limited (the “Company”) entered into a lease renewal agreement (the “Lease Renewal Agreement”) with Taicang Science and Technology Venture Park Co., Ltd., pursuant to which the Company agreed to renew its existing lease of office space (the “Renewed Lease”) of 2,366.81 square meters located on the 3rd and 4th floors of the East R&D Building at No. 6 Beijing West Road, Taicang, Jiangsu, China (the “Premises”). The Renewed Lease has been registered with the Taicang local Housing and Urban-Rural Development authority.

The Lease Renewal Agreement has an effective period from May 1, 2023 to April 30, 2026, and the amount of rent and service fees for the Premises is approximately RMB 68,637 per month.

The description of the Lease Renewal Agreement is qualified in its entirety by the Lease Renewal Agreement, the English translation of which is furnished herewith as Exhibit 99.1, and incorporated herein by reference.

The information in the paragraphs above under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333- 264340) and Form S-8 (File Nos. 333-254254 and 333-266006).

Exhibit Index

Exhibit No.	Description

99.1	Lease Renewal Agreement dated May 1, 2023 between Suzhou Connect Biopharmaceuticals, Ltd. and Taicang Science and Technology Venture Park Co., Ltd. (English Translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 23, 2023
CONNECT BIOPHARMA HOLDINGS LIMITED
	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer